

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2015

Via E-mail
Timothy G. Wallace
President
Community Healthcare Trust Incorporated
Suite 106
354 Cool Springs Blvd.
Franklin, Tennessee 37067

> **Re:** **Community Healthcare Trust Incorporated**
> **Draft Registration Statement on Form S-11**
> **Submitted February 17, 2015**
> **CIK No. 0001631569**

Dear Mr. Wallace:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. As examples only, we note on page 8 you state, "[s]tudies by the Medicare Payment Advisory Commission and others have shown that healthcare is delivered more cost effectively and with higher patient satisfaction when it is provided on an outpatient basis," and on page 65 you state, "[o]ver 61.0% of Non-Urban residents live in counties adjacent to urban areas. Another 29.0% of Non-Urban residents

live in counties that contain regional population centers, or micropolitan areas, that do not directly border larger urban areas." Clearly mark the specific language in the supporting materials that support each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Prospectus Summary, page 1

3.   We refer to the table of initial properties beginning on page 9 and the column titled "Annualized Lease Revenue." We note per your disclosure in note 2 to the table that annualized lease revenue was calculated using contractual base rent. Please include, if material, a discussion on the impact of tenant concessions and any free rent periods. Please make conforming changes to the Our Business section when discussing annualized lease revenue.

Distribution Policy, page 57

4.   Please revise to include the following disclosure:

- an introductory narrative that describes the purpose of the table and what it shows;

- summarize the cash items that may occur in next 12 months but which are excluded from the table, such as changes in working capital and cash for/from acquisitions/ dispositions; and

- cautionary language that the table should not be considered an actual projection of cash flows.

5.   Please revise to clarify why you have not included adjustments for investing and financing activities, if applicable, such as tenant improvements and leasing commissions contractually required in next 12 months and estimates of these costs with respect to any assumed renewals, estimated recurring capital expenditures on whole portfolio, and scheduled loan principal amortization payments.

6.   Please revise to clarify why you have not included adjustments for operating cash flow changes expected in next 12 months, if applicable, such as leases expiring in the next 12 months. Additionally, to the extent there are any leases that expired during the past 12 months that have not been renewed, please tell us why you have not included an adjustment for these expired leases.

7.   Please revise to present estimated, rather than pro forma, cash available for distributions. Additionally, please revise to indicate that estimated cash available for distribution is either for the year ended December 31, 2015 or for the year ended December 31, 2014, as adjusted.

Selected Historical and Pro Forma Financial and Other Data, page 60

8.   Please revise to clarify that the pro forma information assumes the underwriters' option to purchase additional shares of common stock is not exercised, consistent with your pro forma capitalization information on page 58.

9.   Please revise your disclosure on pages 18 and 61 to delete the line item Organization costs from assets as we presume such cost will be expensed as incurred. Refer to ASC 720-15-25-1.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 63

10.   We note your disclosure on pages 23 and 99 that nine leases are scheduled to expire in 2015 and nineteen leases are scheduled to expire in 2016, which represent 2.9% and 26.2% of your total annualized lease revenue, respectively. Please revise your disclosure to discuss your lease rollover expectations and the relationship between market rents and expiring rents, or advise.

Liquidity and Capital Resources, page 67

11.   To the extent that any relevant terms of the new credit facility are known although not finalized, please provide such material terms including amounts available, related interest rates, maturity dates, collateral requirements (if any), and any other material terms.

Funds from Operations, page 71 and Net Operating Income, page 72

12.   Please revise the introductory narrative to these tables to delete the reference to historical FFO and historical NOI since you are presenting only pro forma information.

Our Business, page 77

13.   We note your risk factor disclosure on page 43 that you may change your business, investment, and financing strategies without stockholder approval. Please disclose whether shareholders will be notified of changes and, if so, how. Please also disclose what factors management may consider before making such changes.

14.   We note that substantially all of your revenues will be derived from triple net leases. Please discuss how you intend to monitor the credit quality of your tenants.

Properties Under Evaluation, page 83

15.   We note that you are in the process of evaluating approximately $125.7 million of potential property acquisitions. Please expand your disclosure to discuss the status of these purchase negotiations, if any, including your relationship to the seller and whether you have a right of first offer or refusal for the properties, how you determined a property is under evaluation for purposes of this disclosure, and how you assessed the aggregate potential purchase price of such properties. Please also supplementally tell us the impact of any timing and due diligence concerns and your historical timing and success rate of pipeline completion. Finally, please tell us what consideration you gave to including a risk factor as to the uncertainty of these acquisitions.

Underwriting, page 182

16.   When the full syndication has been determined, please revise to identify each underwriter that has a prior or existing material relationship with you and state the nature of the relationship.

Financial Statements

Unaudited Pro Forma Consolidated Financial Statements, page F-3

17.   We note your disclosure that the pro forma financial statements give effect to the transfer of properties based on the definitive agreements and the current agreements in principle. We also note your disclosure on page 83 that you have identified and are in various stages of evaluating approximately $125.7 million of potential acquisitions of properties of healthcare providers none of which are subject to binding agreement. Please clarify whether the major terms for the potential acquisitions have been agreed to in principle and how you considered FRC 506.02(c). Within your response, please provide to us management's analysis of the probability of closing these acquisitions including management's historical rate of closing such acquisitions.

18.   Please revise to disclose whether the initial Properties were acquired from unrelated parties.

19.   Please revise the pro forma statement of income to include a column reflecting the historical result of operations of Initial Properties before adjustments related to the offering and acquisition of the Initial Properties.

20.   Please revise the pro forma statement of income to present rental income and operating costs on a gross basis, and revise adjustment (5) on page F-6 accordingly.

21.   We note your disclosure on page 82 that certain leases will be executed upon the acquisition of the property. Please tell us how these leases were considered in preparing the pro forma financial statements.

22.   Please revise to disclose the allocation of the purchase price, including recognition of any intangible assets, how you determined the valuation of assets, and the accounting guidance you relied upon to determine the allocations. Please address the valuation method for each type of asset separately.

23.   With respect to adjustment (4) to the balance sheet and adjustment (6) to the statement of income, please tell us your basis for giving effect to the credit facility given your disclosure on page 67 that you have not received commitments from any lenders for the anticipated credit facility.

24.   We note your adjustment (6). To the extent the actual interest rates could vary from the interest rate depicted, please revise your filing to disclose the effect of a 1/8 percent variance in interest rate.

25.   We note you have included adjustment (7) for depreciation of buildings. Please tell us why no adjustments have been included for amortization expense relating to intangible assets.

26.   Please revise adjustment (8) to separately quantify each component of the adjustment and the related assumption you used in estimating such amounts, including how you measured the non-cash share-based compensation expense. Additionally, please tell us how you determined each item is factually supportable.

Community Healthcare Trust Incorporated Consolidated Financial Statements

Notes to Consolidated Financial Statements

Purchase of Investment Properties, page F-15

27.   We note your disclosure that the value of above-or-below market leases is measured over a period equal to the estimated remaining term of the lease. Please revise to disclose how you estimate the remaining term of the lease and the basis for your determination. Your revision should address, but not necessarily be limited to, any fixed rate renewal options.

Other Financial Statements, pages F-18 – F-61

Notes to Historical Statement of Revenues and Certain Direct Operating Expenses, page F-21

(3) Revenues, page F-21

28.   For each of the properties for which you present a statement of revenues and certain direct operating expenses, please disclose the difference between the rental revenue recorded and the amount of lease payments due.

<u>Provena Medical Center Historical Statement of Revenues and Certain Direct Operating Expenses, page F-58</u>

29.   In light of your inability to provide a full year of financial information for Provena Medical Center, please provide us with your analysis of how you have complied with Rule 3-14 of Regulation S-X.

<u>Exhibits</u>

30.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions in the next amendment, please provide a draft copy for us to review.

      You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Jennifer Monick, Senior Staff Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3404 with any other questions.

Sincerely,

/s/ Kristina Aberg

Kristina Aberg
Senior Counsel

cc: Tonya Mitchem Grindon
       Baker, Donelson, Bearman, Caldwell & Berkowitz, PC